BARREL ENERGY INC.

18490 66a Ave.

Surrey, B.C. V3S 9Y6

Canada

June 9, 2015

United States Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Attention: Parhaum J. Hamidi, Staff Attorney

Re:	Barrel Energy Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed May 12, 2015 File No. 333-201740

Dear Mr. Hamidi:

This letter sets forth the responses of Barrel Energy Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of May 21, 2015. Each numbered paragraph below responds to the comment having the same number in the May 21, 2015 comment letter.

Financial Statements, page 28

1.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

1. The Financial Statements and related information have been updated.

Directors, Executive Officers, Promoters, and Control Persons, page 32

Background Information about Our Officers and Director, page 32

2.

We note that, in response to our prior comment 1, you have expanded Mr. Sangha’s biography to state that Mr. Sangha devotes approximately 40 hours per week to your business. Please reconcile this new disclosure with your statement on page 5 that Mr. Sangha devotes approximately 20 hours a week to the company.

 2. The text have been revised to make clear that Mr. Sangha presently spends about 20 hours per week on the business of the Registrant, but has the ability to increase up to 40 hours per week if necessary.

1

3.

We also note that you have revised your disclosure in this section to state that Mr. Wolf has been retired since 2002, as well as the language that “[w]hile he has been an officer or director of a number of companies since then, he has not been an employee.” Explain to us why an officer would not be considered an “employee.” Most recently he has served as president of Curlew Lake Resources Inc. since October 2012.

3. The text has been revised to indicate that the “employment” subsequent to Mr. Wolf’s 2002 retirement has been part-time and that he has not been paid a salary in any of his positions since then.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Gurminder Sangha
Gurminder Sangha
President and Principal Executive Officer Barrel Energy Inc.